UNITED STATES
SECURITY AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


FORM 12b-25


SEC File Number	0-2892

CUSIP Number	252063-10-2



NOTIFICATION OF LATE FILING

X	FORM 10-K

For Period Ended:    June 30, 1997

	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
	For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

(Full Name of Registrant)

The Dewey Electronics Corporation

(Address of Principal Executive Office (Street and Number))

27 Muller Road
Oakland, New Jersey 07436







PART II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X(a)	The reasons described in reasonable detail in Part III
of this form could not be eliminated without unreasonable effort or expense;
X(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and
(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE

On September 18, 1997, the Company entered into a new loan arrangement with Sovereign Bank, which will be reflected in a subsequent event note to the financials and in the text of the 10-K report. The proceeds of the loan were used to prepay all outstanding indebtedness to Fleet National Bank and the New Jersey Economic Development Authority and for working capital. Certain documentation related to this transaction and events leading up to this transaction had not been completed in time to permit the filing of the Form 10-K report by its original due date. The Company will receive such documentation shortly and, in any event, in time to permit the filing of the Form 10-K on or before the fifteenth calendar day following its original due date.














PART IV  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Thom A. Velto, Treasurer		201-337-4700

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

YES

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			YES

For fiscal year 1997, revenues were 17% lower than those for fiscal year 1996 and 43% lower than revenues for 1995. The decline in revenues is due to a lower level of activity in the electronics segment of business. In that segment, revenues for fiscal year 1997 were 28% lower than those for fiscal year 1996 (declining from $3,925,000 to $2,841,000) and 52% lower than revenues for 1995 ($5,866,000). Fiscal year 1997 income will show a decline.


The Dewey Electronics Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date                    By  Thom A. Velto